(the “Company”)

MANAGEMENT’S DISCUSSION AND ANALYSIS

Second Quarter Report – June 30, 2015

General

This Management’s Discussion and Analysis (“MD&A”) supplements, but does not form part of, the unaudited condensed interim consolidated financial statements of the Company for the six months ended June 30, 2015.  The following information, prepared as of August 28, 2015, should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements for six months ended June 30, 2015 and the related notes contained therein. The Company reports its financial position, results of operations and cash flows in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). In addition, the following should be read in conjunction with the Consolidated Financial Statements of the Company for the year ended December 31, 2014 and the related MD&A.  All amounts are expressed in Canadian dollars unless otherwise indicated. The June 30, 2015 financial statements have not been reviewed by the Company’s auditors.

The Company’s public filings, including its most recent unaudited and audited financial statements can be reviewed on the SEDAR website (www.sedar.com).

Forward Looking Information

This MD&A contains certain statements which constitute forward-looking information within the meaning of applicable Canadian securities legislation (“Forward-looking Statements”).  All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements.  The Forward-looking Statements in this MD&A include, without limitation, statements relating to:

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the Company’s planned exploration activities for its mineral properties;

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the Company’s anticipated receipt of royalty payments from the Tambor Project;

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the intended use of proceeds received from past and possible future financing activities;

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the sufficiency of the Company’s cash position and its ability to raise, if needed, equity capital or access debt facilities; and

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maturities of the Company’s financial liabilities or other contractual commitments.

Often, but not always, these Forward-looking Statements can be identified by the use of words such as “anticipates”, “believes”, “plans”, “estimates”, “expects”, “forecasts”, “scheduled”, “targets”, “possible”, “strategy”, “potential”, “intends”, “advance”, “goal”, “objective”, “projects”, “budget”, “calculates” or statements that events, “will”, “may”, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others:

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risks associated with mineral exploration activities, and investing in companies which conduct mineral exploration and development activities;

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due diligence investigations on potential investments not identifying all relevant facts;

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inability to dispose of illiquid securities;

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receipt of royalty payments from the Tambor Project;

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fluctuations in commodity prices;

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fluctuations in foreign exchange rates and interest rates;

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credit and liquidity risks;

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changes in national and local government legislation, taxation, controls, regulations and political or economic developments in countries in which the Company does or may carry on business;

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reliance on key personnel;

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property title matters and local community relationships;

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risks associated with potential legal claims generally or with respect to environmental matters;

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adequacy of insurance coverage;

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dilution from further equity financing;

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competition; and

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uncertainties relating to general economic conditions.

as well as those factors referred to in the “Risks and Uncertainties” section in this MD&A.

Forward-looking Statements contained in this MD&A are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to:

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all required third party contractual, regulatory and governmental approvals will be obtained for the exploration and development of the Company’s properties;

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there being no significant disruptions affecting operations, whether relating to labor, supply, power, damage to equipment or other matter;

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permitting, exploration and/or development activities proceeding on a basis consistent with the Company’s current expectations;

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royalty payments from the Tambor Project will be received;

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due diligence investigations on potential investments will reveal all relevant facts;

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expected trends and specific assumptions regarding commodity prices and currency exchange rates; and

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prices for and availability of fuel, electricity, equipment and other key supplies remaining consistent with current levels.

These Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law.  There can be no assurance that Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, investors should not place undue reliance on Forward-looking Statements.

Business of the Company

The Company has been exploring for gold in Latin America for over a decade which has resulted in the discovery of several gold deposits in Central America.  Following the sale of its Trebol and El Pavon projects in Nicaragua to B2Gold Corp. (“B2Gold”), the Company has a strong treasury which includes 2.59 million common shares of B2Gold.  Management has been conducting an ongoing review of exploration projects and/or distressed junior companies that may be available for acquisition or joint venture with the aim of expanding the geographic and commodity focus of the Company.

Change of Business

In light of the current state of the mineral exploration and mining sectors and given the expertise and skill sets of the directors and officers, management and the Board of the Company determined that more flexibility in the way the Company is allowed to put its capital to work would be in the best interests of its shareholders.

For those reasons, the Company completed effective April 30, 2015 a change of business (the “Change of Business”) from a Tier 2 Mining Issuer to a Tier 1 Investment Issuer in accordance with the rules and policies of the TSX Venture Exchange (“TSXV”).  For further details regarding the Change of Business, please see the Company’s Management Proxy Circular dated March 20, 2015 and the Company’s newly adopted Investment Policy on SEDAR at www.sedar.com.

There have been no changes in the Company’s management or Board members as a result of the Change of Business.  The Company remains involved in the resource sector and is not seeking to become solely a royalty company or investment fund.  The Change of Business has simply given the Company more flexibility to apply its working capital to a wider range of projects within the resource sector.

A summary of the Company’s investments, royalties and properties is provided below:

Investments

The Company’s current investments consist of common shares in the following publicly-traded resource companies:

B2Gold Corp. (“B2Gold”) 2,590,000 shares - approximately 0.3% of issued. Current market value: $4,196,000

B2Gold is a Vancouver based gold producer with four operating mines (two in Nicaragua, one in the Philippines and one in Namibia) and a strong portfolio of development and exploration assets in Nicaragua, Mali, Burkina Faso and Colombia.

Focus Ventures Ltd. (“Focus”) 2,838,406 shares – approximately 2.9% of issued. Current market value: $553,000 Plus: warrants to purchase an additional 1,831,000 shares	Focus is a Canadian-listed exploration company exploring and developing the Bayovar 12 sedimentary phosphate resource in northern Peru.
Medgold Resources Corp. (“Medgold”) 8,040,000 shares – approximately 17.1% of issued. Current market value: $844,000 Plus: warrants to purchase an additional 2,000,000 shares	Medgold is a Mediterranean-focused TSXV listed gold exploration and development company, focussing on the orogenic gold provinces of northwest Iberia.
Rackla Metals Inc. (“Rackla”) 9,866,375 shares – approximately 19.5% of issued. Current market value: $99,000	Rackla is a mineral exploration company with rights to over 531 km2 of claims in the Yukon Territory.
Southern Silver Exploration Corp. (“Southern Silver”) 6,000,000 shares – approximately 11.0% of issued. Current market value: $240,000	Southern Silver is engaged in the acquisition, exploration and development of high-grade precious / base metals properties within North America.

Royalty Interests

Peru – Bayovar 12 Project Royalty

On April 15, 2015, the Company purchased from Focus a production royalty, equivalent to a 2% net smelter return, on Focus’s 70% interest in future phosphate production from the Bayovar 12 project located in the Sechura district of northern Peru.  The purchase price for the royalty was US$1.0 million.  Focus will have the right for 12 months to buy back one-half of the royalty for US$1.0 million.  Should the Company decide at any time in the future to sell the royalty, Focus will retain a first right of refusal.  The Company and Focus are related parties.

Guatemala – Tambor Project Royalty

In 2012, the Company sold its interest in its subsidiary, Exploraciones Mineras de Guatemala S.A., which holds the Tambor gold project in Guatemala, to Kappes, Cassiday & Associates (“KCA”), giving KCA a 100% interest in the project.  In consideration therefor, KCA agreed to repay approximately US$400,000 owing to the Company (US$100,000 paid in 2012 and the balance to be paid once KCA has commenced shipment of gold produced from the property).  Also upon commercial production, KCA is required to make quarterly royalty payments to the Company.

Commercial production commenced in late 2014 and accordingly, in January 2015, KCA paid to the Company US$341,063 as settlement for the outstanding receivable balance.  Future quarterly royalty payments will be based on the current price of gold at the time and the number of ounces of gold produced as follows:

Gold Price (US$)	Per Ounce of Gold
Below $1,200	$100
$1,201 - $1,300	$125
$1,301 - $1,400	$150
$1,401 - $1,500	$200
$1,501 and greater	$250

up to a maximum of US$10.0 million.  After the US$10.0 million has been paid and cumulative gold production from the Tambor Project has exceeded 100,000 ounces, the quarterly cash payments will be based on the then price of gold and the number of ounces of gold produced as follows:

Gold Price (US$)	Per Ounce of Gold
Below $1,500	$25
$1,501 - $1,750	$35
$1,751 - $2,000	$40
$2,001 and greater	$50

The Company is anticipating that the royalty payments will commence during the third quarter of 2015.

Nicaragua – San Jose Royalty

In 2012, the Company sold its Trebol and Pavon properties to B2Gold in consideration of 4,815,894 common shares of B2Gold with a fair value at that time of $16,662,993.  In addition, B2Gold agreed to make contingent payments (the “Contingent Payments”) to the Company of US$10 per ounce of gold on 40% of any proven and probable mineral reserves in excess of 500,000 ounces which may in the future be outlined at Trebol (on a 100% basis).  Also in 2012, B2Gold and the Company entered into joint venture agreements on a 60% - 40% basis with respect to the Company’s San Jose and B2Gold’s La Magnolia properties in Nicaragua.

In late 2014, B2Gold decided to relinquish its interest in the Trebol property and therefore the Company’s right to receive any Contingent Payments has terminated.

In 2013, an agreement was reached whereby the Company would sell to B2Gold its 40% interest in the San Jose and La Magnolia properties in consideration of a 2% NSR royalty on each property, and B2Gold would have the right to purchase one-half of each royalty for US$1.0 million.  The Company and B2Gold have since decided to relinquish the La Magnolia concession.  Formal agreements were signed by the companies in October 2014, and the closing of the San Jose sale took place on June 30, 2015.

Recent Investments

Focus

In June 2015, the Company purchased 1,831,000 units of a Focus private placement at a cost of $366,200.  Each unit consists of one common share of Focus and one share purchase warrant entitling the Company to purchase one additional common share of Focus at $0.265 until June 2, 2017.  If the closing price of Focus’ shares exceeds $0.40 for a period of 10 consecutive trading days, Focus may accelerate the expiry of the warrants by giving notice in writing to the Company, and in such case, the warrants will expire on the 30th day after the date on which such notice is given. The Focus share purchase warrants are not tradable on an exchange.

Southern Silver

Pursuant to a loan transaction with Southern Silver described below, in March 2015 the Company acquired an interest in Southern Silver which owns the Cerro Las Minitas property located about 70 kilometres to the northeast of the city of Durango in Durango State, Mexico.  The property comprises 19 concessions covering approximately 13,700 hectares, and lies within heart of the Faja de Plata (Belt of Silver) of north central Mexico.  The belt is one of the most significant silver producing regions in the world.

Management of the Company, after reviewing the past three years’ historical drill results provided by Southern Silver, feels that this property has the potential to host a significant silver deposit.  In November 2014, the Company advanced $800,000 to Southern Silver in order to fund Southern Silver’s final option payment to acquire the Cerro Las Minitas mineral claims in Mexico.  The secured loan granted the Company the exclusive right to conduct an in-depth review of the mineral claims and the exploration data, so that the Company could decide, by March 13, 2015, whether the Company wished to negotiate an agreement to acquire from Southern Silver either a direct or indirect interest in the Cerro Las Minitas claims.

Management of the Company decided to not pursue acquiring such an interest, and elected to convert $300,000 of the loan into common shares of Southern Silver.  Accordingly, on March 19, 2015, the Company acquired 6,000,000 shares of Southern Silver and was repaid the balance of the loan of $500,000, plus interest, in cash.

Property Interests

Mexico – Margarita Project

In March 2015, the Company acquired an option to earn a 100% interest in the Margarita Silver Project located in the State of Chihuahua, Mexico.  The Project consists of two mining exploration licenses comprising a total of 125 hectares located approximately 115 kilometres NW of the historic silver mining city of Parral, Chihuahua, in the Mexican Silver Belt, one of the most productive silver camps in the world.

Mineralization on the Project is hosted in a series of parallel, steeply-dipping, northwest-trending veins, the most important of which, the El Tren-Margarita vein, outcrops prominently as an oxidized ochre-coloured banded quartz-limonite vein.  It is exposed over a strike length of 1.7 kilometres within the property boundaries, and is known to strike over 4 kilometres onto adjacent ground.

The El Tren-Margarita vein is a classic banded epithermal quartz vein with an apparent thickness of between 1 and 5 metres.  Recent project due diligence work by the Company’s geologists included in-chip channel sampling continuously across a five metre in situ exposure of the vein.  The sampling assayed 640 ppm Ag over 5.0 metres and include the following results:

Sample #	Type	Length (m)	Ag (ppm)
rmag023	Chip channel	1.0	975
rmag024	Chip channel	1.0	564
rmag025	Chip channel	1.0	995
rmag026	Chip channel	1.0	242
rmag027	Chip channel	1.0	423

The Margarita Project is located in the boundary region of the Sierra Madre Occidental volcanic province and the Mesozoic Chihuahua sedimentary basin.  District geology is dominated by a thick sequence of Cenozoic felsic volcanic rocks divided into two units: the Lower and Upper Volcanic Groups.  This metallogenic province hosts world-class silver mining camps, including San Julian (Fresnillo plc.), Pitarilla (Silver Standard), Dolores (Pan American Silver), and many others.

The Project concessions are surrounded on all sides by the Los Gatos concession package of Sunshine Silver Mines.  The Los Gatos Property consists of a large land package, and includes a series of generally northwest trending veins similar to El Tren-Margarita.  Los Gatos hosts a project-wide indicated resource of 5.5 Mt at 186 ppm Ag for a total of 32.9 Moz and an inferred resource of 14.3 Mt at 116 ppm Ag for a total of 53.2 Moz Ag.

Cautionary Language:  The Los Gatos resource is quoted from: “(NI) 43-101 Technical Report: Mineral Resources of the Los Gatos Project, Chihuahua, Mexico. Tetra Tech Inc. December 21st, 2012.” Radius’s Qualified Person has not verified the information regarding the Los Gatos resource.  The information on the Los Gatos resource is given to provide the geological context for the Margarita Project, and it is not necessarily indicative of similar mineralization on the Margarita Project.

There is evidence on the Margarita Project of near-continuous artisanal-scale surface and near-surface mining along the entire strike length of the vein, but there is no physical or recorded evidence of diamond drilling or other signs of modern exploration works.  The Company considers the exploration potential for a vein-hosted high grade silver deposit to be excellent.  The Company has commenced the permitting process for a drill program proposed to be conducted at the Margarita Property in 2015.

The Company has the option to acquire a 100% interest in the Margarita Project by making cash payments to the property owners, two private Mexican corporations, totalling US$3,000,000 over a period of five years following issuance of a drill permit for the Project.  If the option is exercised by the Company, the property owners will be entitled to a 0.5% NSR royalty.  The Company may re-purchase the royalty at any time for US$500,000.

Mexico - Tlacolula Property

The Company discovered silver mineralization in 2005 following a regional stream geochemical survey in various areas of the state of Oaxaca.  An initial trenching program on the Tlacolula property defined a broad low grade silver/gold anomaly associated with opaline silica, indicating a high level system.  In late 2009, the Company optioned the Tlacolula silver project to Fortuna Silver Mines Inc. (TSX-FVI) (“Fortuna”) and the option agreement was amended in December 2012 and in November 2014.  The 12,642 hectare property is located 14 kilometres east-southeast of the city of Oaxaca and 30 kilometres northeast of Fortuna’s 100%-owned San Jose silver-gold mine.

Pursuant to the option agreement as amended, Fortuna has the right until January 2017 to earn a 60% interest in the Tlacolula project by spending US$2.0 million on exploration, which includes a commitment to drill 1,500 metres within 12 months of issuance of a drill permit for the project.  To date, the Company has received US$200,000 in cash and 34,589 shares of Fortuna., and to complete the option payments, Fortuna must pay to the Company US$100,000 in cash and US$100,000 worth of shares in Fortuna within 90 days of completion of the 1,500 metre drill program.  Fortuna has not yet received a drill permit.  The Company and Fortuna are related parties.

Guatemala - Southeast Guatemala Ag-Au Epithermal Fields

As a result of continued uncertainty surrounding the granting of both exploration and exploitation concessions in Guatemala, and a general increase in the level of anti-mining activism in many parts of the country, the Company ceased its ongoing exploration activities in the country in the third quarter of 2013 though care and maintenance of the properties continue.  Management will reassess the Company’s plans for this country on a regular basis and exploration activities may be ramped back up if the mining investment climate improves.

Idaho – Blue Hill Gold Property

In July 2014, the Company entered into an agreement whereby Otis Gold Corp. (“Otis”) granted to the Company the option to acquire a 70% interest in the Blue Hill Property which consists of 36 federal lode mining claims located on federal land (comprising 295 hectares), and one Idaho State lease (comprising 33 hectares) in southeastern Idaho, 24 kilometres south of the town of Oakley and 4 kilometres north of the Utah border.

The option was exercisable by making cash payments to Otis totaling US$525,000 and incurring exploration expenditures on the property totaling US$5.0 million, over a period of four years.

In the fall 2014, the Company, completed five diamond drill holes totalling 1,308 metres.  The drill program was designed to test geophysical resistivity anomalies in the Paleozoic basement rocks to the historically known surface mineralization, which is hosted by Cenozoic-aged volcanic rocks.  The geophysical resistivity anomalies were interpreted as possibly representing subvertical structural zones that could correspond to feeder systems to the surface mineralization.  Drill holes BHC14-01, 02, and 03 were drilled through two separate resistivity anomalies, and did not encounter any structural feature, mineralization, or alteration zone related to a deep feeder system.  Drill holes BHC14-04 and 05 tested interpreted structural corridors for near-surface mineralization.

Although the near-surface mineralized intervals intercepted were consistent with historical drilling results in the same area, the drill program did not meet the Company’s primary objective of identifying feeder structures.  Post-mineral faulting may have offset the near-surface mineralization from its underlying feeders, or the hydrothermal plumbing system may not have passed through the Paleozoic strata where drill-tested.  The Company decided in May 2015 that any further work to follow up on these results was not warranted and therefore relinquished its option on the Blue Hill Property.

Idaho – Mineral Property

The Company had an agreement with prospector, Merrill Palmer, to lease a 100% interest in the Mineral Property which consists of a series of federal mining claims in the historic Mineral Mining District, Washington County, Idaho.  The lease of 100% of the Mineral Property was for up to 99 years which the Company could keep in good standing by making annual advance royalty payments to Mr. Palmer of US$50,000 for the first year and increasing US$10,000 each subsequent year, for a total of US$1.1 million over the first ten years.  In February 2015, after review of the Company’s first pass geological evaluation of the property, the Company decided to drop the lease.

Qualified Person: David Clark, M.Sc., P.Geo., a member of the Association of Professional Engineers and Geoscientists of British Columbia, is the Company’s Qualified Person as defined by National Instrument 43-101, and has approved the disclosure of the technical information in this MD&A. The technical information regarding the Cerro Las Minitas property was provided to the Company by Southern Silver, and has not been independently verified by the Company.

Quarterly Information

The following table provides information for the eight fiscal quarters ended June 30, 2015:

Quarter ended	June 30, 2015 ($)	Mar. 31, 2015 ($)	Dec. 31, 2014 ($)	Sep. 30, 2014 ($)	June 30, 2014 ($)	Mar. 31, 2014 ($)	Dec. 31, 2013 ($)	Sep. 30, 2013 ($)
Exploration expenditures	189,627	127,235	524,667	519,535	212,066	98,547	148,152	196,232
Royalty income, net	487,833	-	-	-	-	-	-	-
Total investment income	412	16,829	16,115	11,227	11,985	3,918	5,355	6,285
Net income (loss)	58,318	196,337	(1,005,167)	(1,000,792)	(355,242)	991,294	(699,656)	(547,812)
Basic and diluted income (loss) per share	0.00	0.00	(0.01)	(0.01)	(0.00)	0.01	(0.01)	(0.01)

The quarter ended June 30, 2015 resulted in net income due to an income accrual of $487,833 relating to the Company’s royalty on the Tambor Project, a previously held property.  The quarter ended March 31, 2015 resulted in a net income due to a recovery of a previously written off receivable of $423,055 related to the Tambor Project, and a gain of $180,000 resulting from the receipt of Southern Silver shares as partial settlement of a loan. The quarter ended March 31, 2014 resulted in a net income due to a gain on sale of available-for-sale investments of $1,289,708. The net loss for the quarters ended September 30, 2014 and December 31, 2014 included impairment charges on available-for-sale investments of $300,000 and $141,320, respectively.

Results of Operations

Quarter ended June 30, 2015

The quarter ended June 30, 2015 resulted in a net income of $58,318 compared to a net loss of $355,242 for the quarter ended June 30, 2014, a difference of $413,560.  The current quarter reported an income instead of a loss due to net royalty income of $487,833, the first period that the Company is reporting royalty revenue from the Tambor Project.  The current quarter also recorded a share of post-tax losses of Medgold, an associated company, of $31,000 whereas there was no such charge in the comparative quarter. Rackla incurred a loss during the current quarter as well but due to the carrying value of the Company’s investment in this associate being reduced to $1 in 2013, the Company no longer picks up its portion of the loss. Exploration expenditures in the current quarter totalled $189,627 compared to $212,066 in the comparative quarter, a decrease of $22,439.

General and administrative expenses for the quarter ended June 30, 2015 were $241,716 compared to $150,730 for the quarter ended June 30, 2014, an increase of $90,986.  Notable cost increases were $83,624 in legal and audit fees, $12,104 in salaries and benefits, and $11,300 in public relations. All of these increases were due to the additional activities associated with the Change of Business that took effect during the current quarter.  For the current quarter, there was a notable decrease of $11,336 in property and investigation costs which was due to the Company focusing its efforts on exploration in Mexico.

Six month period ended June 30, 2015

The six month period ended June 30, 2015 had a net income of $254,655 compared to a net income of $636,052 for the six month period ended June 30, 2014, a decrease of $381,397.  While the current period reported royalty income of $487,833, a $423,055 recovery of a previously written off receivable and an $180,000 gain on a loan conversion, the comparative period reported a gain of $1,289,708 from the sale of B2Gold shares during that period. The current period also recorded a share of post-tax losses of Medgold, an associated company, of $87,000 whereas there was no such charge in the comparative period. Exploration expenditures in the current period totalled $316,862 compared to $310,613 in the comparative period, an increase of $6,249.

General and administrative expenses for the six month period ended June 30, 2015 were $489,631 compared to $358,664 for the six month period ended June 30, 2014, an increase of $130,967.  Notable cost increases were $138,422 in legal and audit fees, $34,782 in salaries and benefits, and $21,495 in public relations. As in the quarterly comparison, all of these increases were due to the additional activities associated with the Change of Business that took effect during the current period.  For the current period, there were notable decreases in property investigation and office and miscellaneous costs. Property and investigation costs were lower by $59,053 as more activities were exploration related in Mexico.  Office and miscellaneous costs were $14,125 lower due to a reduction in the Company’s portion of office lease costs.

Mineral Properties Expenditures

A summary of the Company’s expenditures on its mineral properties during the period ended June 30, 2015 is as follows:

Mexico - A total of $213,914 was incurred on exploration, property investigation, and miscellaneous administrative costs.  The Company also recorded $23,821 in acquisition costs relating to the first option payment made on the Margarita Project.

Guatemala – A total of $59,914 was incurred on property investigation and care and maintenance related costs.

United States – A total of $38,821 was incurred on property investigation and exploration related costs.

Nicaragua – A total of $4,213 was incurred on care and maintenance related costs.

Further details regarding exploration expenditures for the periods ended June 30, 2015 and 2014 are provided in the schedules at the end of this MD&A.

Liquidity and Capital Resources

The Company’s cash decreased from approximately $1.24 million at December 31, 2014 to $190,249 at June 30, 2015. As at June 30, 2015, working capital was $6.6 million compared to $7.6 million at December 31, 2014. Included in working capital is the value of the Company’s investment in B2Gold common shares which as at June 30, 2015, consisted of 2.7 million shares and had a fair value of $5.2 million.  The Company is entitled to sell a maximum of 10% of the original number of B2Gold shares within any 30-day period without encumbrance.  If the Company wishes to exceed this limitation, there may be a delay of up to 15 days before the selling of the shares can be completed. During the period ended June 30, 2015, the Company sold 126,394 B2Gold shares for net proceeds of $257,349. Subsequent to June 30, 2015, the Company sold an additional 110,000 B2Gold shares for net proceeds of $159,648.

In addition to the remaining 2,590,000 B2Gold shares, the Company currently holds 2,838,406 common shares of Focus Ventures Ltd. (“Focus”), of which 1,831,000 of these Focus shares were acquired during the current period at a cost of $366,200, and 6,000,000 common shares of Southern Silver as part of its available-for-sale investments. The 6,000,000 common shares held in Southern Silver were received during the current period as partial settlement of a loan to Southern Silver.

As at June 30, 2015, the carrying amount for all available-for-sale investments was $6.0 million compared to $5.6 million as at December 31, 2014. As at June 30, 2015 the Company also had 9,866,376 common shares in Rackla and 8,000,000 common shares in Medgold with fair values as at June 30, 2015 of $147,996 and $1,200,000, respectively. However, the investments in Rackla and Medgold are being accounted for as investments in associates, using the equity method, since the Company may be able to exercise significant influence on the investments. The Company also currently holds 2,000,000 Medgold warrants and although these warrants are transferable, they are not traded on an exchange. Subsequent to June 30, 2015, the Company purchased in the market an additional 40,000 common shares of Medgold for a net purchase price of $4,085.

Since 2012, the Company has relied mostly on selling B2Gold shares to provide working capital for operations. However, the Company has started to accrue royalty income during the current quarter relating to a previous held mineral property.  Net royalty revenue totalling $487,833 has been recorded for the period ended June 30, 2015 with a corresponding receivable. The Company intends to use proceeds from current and future sales of its equity investments in addition to anticipated royalty income payments to fund its exploration programs, investment opportunities, and general working capital requirements.

The Company expects its current capital resources to be sufficient to carry out its planned exploration programs and operating costs for the next twelve months.

Commitment

The Company has entered into operating lease agreements for its office premises. The Company also shares space with other companies related by common directors and officers on a month to month basis, and the amounts such companies contribute to the lease costs are netted against the Company’s lease expense.  There are, however, no commitments from these companies and thus the amounts presented below are the Company’s gross commitments. Expected lease payments due by period as at June 30, 2015 are as follows:

Less than 1 year	$ 163,633
1 – 3 years	416,298
4 – 5 years	381,216
After 5 years	-
Total	$ 961,147

Capital Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to advance its mineral properties and to acquire new investments. In order to facilitate the management of its capital requirements, the Company prepares periodic budgets that are updated as necessary. The Company manages its capital structure and makes adjustments to it to effectively support its business activities. The properties in which the Company currently holds are in the exploration stage; as such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and possible acquisitions and to pay for general administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and investments, and seek to acquire an interest in additional properties and investments if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company monitors its cash and cash equivalents, available-for-sale investments, common shares, warrants and stock options as capital. There were no changes in the Company’s approach to capital management during the period ended June 30, 2015. The Company’s investment policy is to hold cash in interest bearing bank accounts, which pay comparable interest rates to highly liquid short-term interest bearing investments with maturities of one year or less and which can be liquidated at any time without penalties. Neither the Company nor any of its subsidiaries is subject to externally imposed capital requirements and does not have exposure to asset-backed commercial paper or similar products.

Financial Instruments and Risk Management

The Company is exposed to the following financial risks:

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Market Risk

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Credit Risk

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Liquidity Risk

In common with all other businesses, the Company is exposed to risks that arise from its use of financial instruments.  This section describes the Company’s objectives, policies and processes for managing those risks and the methods used to measure them. Further quantitative information in respect of these risks is presented throughout the accompanying financial statements.

General Objectives, Policies and Processes

The Board of Directors has overall responsibility for the determination of the Company’s risk management objectives and policies and, whilst retaining ultimate responsibility for them, it has delegated the authority for designing and operating processes that ensure the effective implementation of the objectives and policies to the Company’s finance function. The Board of Directors receives periodic reports through which it reviews the effectiveness of the processes put in place and the appropriateness of the objectives and policies it sets.

The overall objective of the Board is to set policies that seek to reduce risk as far as possible without unduly affecting the Company’s competitiveness and flexibility. Further details regarding these policies are set out below.

a)

Market Risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices are comprised of three types of risk: foreign currency risk, interest rate risk, and equity price risk.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company is exposed to fluctuations in foreign currencies through its operations in foreign countries.  The Company monitors this exposure, but has no hedge positions. As at June 30, 2015, cash totalling $58,172 (December 31, 2014: $97,995) was held in US dollars, $535 (December 31, 2014: $680) in Nicaragua Cordoba, $Nil (December 31, 2014: $99) in Guatemala Quetzal, $664 (December 31, 2014: $1,254) in Mexican Pesos and $88 (December 31, 2014: $84) in Peruvian Sols. Based on the above net exposures at June 30, 2015, a 10% depreciation or appreciation of the above currencies against the Canadian dollar would approximately result in a $6,000 increase or decrease in the Company’s after tax net earnings.

Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates.  The Company does not have any borrowings. Interest rate risk is limited to potential decreases on the interest rate offered on cash held with chartered Canadian financial institutions. The Company considers this risk to be limited as it holds no assets or liabilities subject to variable rates of interest.

Equity Price Risk

Equity price risk is the uncertainty associated with the valuation of assets arising from changes in equity markets.  The Company’s available-for-sale investments are exposed to significant equity price risk due to the potentially volatile and speculative nature of the businesses in which the investments are held. The available-for-sale investments held in B2Gold, Focus, and Southern Silver are monitored by the Board with decisions on sale taken by Management.  A 10% decrease in fair value of the shares would approximately result in a $602,000 decrease in equity.

b)

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its cash and cash equivalents, available-for-sale investments and advances and other receivables. The Company limits exposure to credit risk by maintaining its cash and cash equivalents with large financial institutions. The Company does not have cash and cash equivalents or available-for-sale investments that are invested in asset based commercial paper. For advances and other receivables, the Company estimates, on a continuing basis, the probable losses and provides a provision for losses based on the estimated realizable value.

c)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company’s approach to managing liquidity risk is to provide reasonable assurance that it will have sufficient funds to meet liabilities when due.  The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. The Company believes that these sources will be sufficient to cover the known requirements at this time.

Determination of Fair value

Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

Management considers that due to their short-term nature the carrying amounts of financial assets and financial liabilities, which include cash, due from related parties, advances and other receivables, deposits, accounts payables and accrued liabilities, and due to related parties are assumed to approximate their fair values.

The fair value investments in associates are detailed in the following table:

	June 30, 2015	June 30, 2015
	Book value	Fair value
Financial assets
Shares held in Rackla and recorded as investment in associate	$ 1	$ 147,996
Shares held in Medgold and recorded as investment in associate	$ 386,000	$ 1,200,000

Fair Value Hierarchy

Financial instruments that are measured subsequent to initial recognition at fair value are grouped in Levels 1 to 3 based on the degree to which the fair value is observable:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2	Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
Level 3	Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The available-for-sale investments for B2Gold, Focus, and Southern Silver are based on quoted prices and are therefore considered to be Level 1.

There were no transfers between Levels in the period.

Related Party Transactions

The Company’s related parties with transactions during the periods ended June 30, 2015 and 2014 consist of directors, officers and the following companies with common directors:

Related party	Nature of transactions
Mill Street Services Ltd. (“Mill Street”)	Management fees
Gold Group Management Inc. (“Gold Group”)	Shared general and administrative expenses
Fortuna	Shared general and administrative expenses
Focus	Investment and shared general and administrative expenses
Medgold (Associate)	Investment and shared general and administrative expenses

The Company incurred the following expenditures charged by non-key management officers and companies which have common directors with the Company in the periods ended June 30, 2015 and 2014:

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Expenses:
Salaries and benefits	$ 5,440	$ 3,717	$ 12,693	$ 5,077
Mineral property costs:
Salaries and benefits	909	2,388	909	4,021
	$ 6,349	$ 6,105	$ 13,602	$ 9,098

During the periods ended June 30, 2015 and 2014, the Company reimbursed Gold Group, a company controlled by the Chief Executive Officer of the Company, for the following costs:

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
General and administrative expenses:
Office and miscellaneous	$ 12,703	$ 10,800	$ 20,622	$ 19,754
Public relations	152	529	926	1,189
Property investigations	-	-	1,587	-
Salaries and benefits	31,730	21,969	64,709	39,250
Transfer agent and regulatory fees	1,923	1,679	1,923	3,179
Travel and accommodation	1,935	1,994	9,695	8,037
	$ 48,443	$ 36,971	$ 99,462	$ 71,409

Gold Group is reimbursed by the Company for certain shared costs and other business related expenses paid by Gold Group on behalf of the Company. Salary and benefits costs for the periods ended June 30, 2015 and 2014 include those for the Chief Financial Officer and Corporate Secretary.  These transactions are in the normal course of operations and are measured at the fair value of the services rendered.

Long-term deposits as of June 30, 2015 include an amount of $60,000 (December 31, 2014: $60,000) paid to Gold Group as a deposit on the shared office and administrative services agreement that became effective July 1, 2012.

Amounts due from related parties as of June 30, 2015 consists of $32,412 (December 31, 2014: $Nil) due from Medgold, a company with a common director with the Company.  The amount owing from Medgold arose from shared administrative costs. This amount was unsecured, non-interest bearing and are due on demand.

Accounts payable and accrued liabilities as of June 30, 2015 include $49,682 (December 31, 2014: $34,297) payable to Gold Group for shared administrative costs.

Key management compensation

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity, and include certain directors and officers. Key management compensation comprises:

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Management fees	$ 25,500	$ 25,500	$ 51,000	$ 51,000
Salaries, benefits and fees	8,709	7,933	16,042	12,975
	$ 34,209	$ 33,433	$ 67,042	$ 63,975

There were no share-based payments to key management personnel or directors not specified as key management personnel during the periods ended June 30, 2015 and 2014.

Other Data

Additional information related to the Company is available for viewing at www.sedar.com.

Share Position and Outstanding Options

As at August 28, 2015, the Company’s outstanding share position is 86,675,617 common shares and the following incentive stock options are outstanding:

STOCK OPTIONS
Number of options	Exercise price	Expiry date
1,570,000	$0.29	January 7, 2020
100,000	$0.36	May 25, 2020
820,000	$0.69	September 23, 2020
150,000	$0.81	July 26, 2021
2,135,000	$0.20	December 12, 2022
4,775,000

Significant Investments Accounted For By the Equity Method

Medgold

As at June 30, 2015, the Company held 8,000,000 common shares of Medgold, representing 17.1% of Medgold’s outstanding common shares. On November 4, 2014, the Company acquired 3,000,000 common shares of Medgold by way of exercising 3,000,000 share purchase warrants at a cost of $330,000, bringing the Company’s total holdings in Medgold to 8,000,000 common shares, representing an increase from 14.4% to 19.1% of Medgold’s outstanding common shares.  Upon this transaction, Medgold met the definition of an associate and therefore reclassified its holdings in Medgold from an available-for-sale investment to investment in associate and has been equity accounted for in the condensed interim consolidated financial statements.  During the period ended June 30, 2015, the Company’s total holdings of Medgold decreased from 19.1% to 17.1% as result of an increase in the issued capital of Medgold. As at June 30, 2015, the Company held 2,000,000 share purchase warrants of Medgold to purchase common shares of Medgold.  Each Medgold warrant entitles the Company to purchase an additional common share exercisable for two years at a price of $0.15. The Medgold share purchase warrants are not tradable on an exchange.

Subsequent to June 30, 2015, the Company purchased in the market an additional 40,000 common shares of Medgold for a net purchase price of $4,085.

The following table shows the continuity of the Company’s interest in Medgold for the period from November 4, 2014 to June 30, 2015:

Available-for-sale investment reclassified as investment in associate on November 4, 2014	$ 200,000
Increase in investment	330,000
Less: share of losses in associate	(57,000)
Balance, December 31, 2014	473,000
Less: share of losses in associate	(87,000)
Balance, June 30, 2015	$ 386,000

The financial statement balances of Medgold are as follows:

	June 30, 2015	December 31, 2014
Total current assets	$ 146,690	$ 543,200
Total assets	1,161,914	1,407,082
Total current liabilities	329,182	561,853
Total liabilities	563,585	766,309
Net loss	507,101	2,048,113

At June 30, 2015, the fair value of the 8,000,000 common shares of Medgold was $1,200,000 (December 31, 2014: $560,000).

Rackla

As at June 30, 2015, the Company held 9,866,376 common shares of Rackla, representing 19.5% of Rackla’s outstanding common shares.

Rackla meets the definition of an associate and has been equity accounted for in the condensed interim consolidated financial statements.

The Company’s carrying value in Rackla as at June 30, 2015 and December 31, 2014 was a nominal amount of $1. Since the Company’s share of losses in Rackla exceeded its interest during the year ended December 31, 2013, the Company has discontinued recognizing its share of further losses. The cumulative unrecognized share of losses for the associate is $579,982.

The financial statement balances of Rackla are as follows:

	June 30, 2015	December 31, 2014
Total current assets	$ 47,224	$ 59,064
Total assets	195,980	209,044
Total liabilities	158,871	102,550
Net loss	66,385	1,081,000

At June 30, 2015, the fair value of the 9,866,376 common shares of Rackla was $147,996 (December 31, 2014: $147,996).

New Accounting Policy for Revenue Recognition

Royalty revenue is recognized based upon amounts contractually due pursuant to the underlying royalty agreement. Specifically, revenue is recognized in accordance with the terms of the underlying royalty agreement subject to (i) the pervasive evidence of the existence of the arrangements; (ii) the risks and rewards having been transferred; (iii) the royalty is reasonably determinable; and (iv) the collectability of the royalty being reasonably assured. Royalty revenue may be subject to adjustment upon final settlement of estimated metal prices, weights, and assays.  Adjustments recorded upon final settlement are offset against revenue when incurred

Future Changes in Accounting Policies

The following new standard has been issued by the IASB but is not yet effective:

IFRS 9 Financial Instruments

IFRS 9 is part of the IASB's wider project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity's business model and the contractual cash flow characteristics of the financial asset. In response to delays to the completion of the remaining phases of the project, the IASB issued amendments to IFRS 9 and has indefinitely postponed the adoption of this standard. The amendments also provided relief from the requirement to restate comparative financial statements for the effects of applying IFRS 9. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The Company is in the process of evaluating the impact of the new standard.

Risks and Uncertainties

Competition

The Company faces competition from other capital providers, all of which compete with it for investment opportunities. These competitors may limit the Company’s opportunities to acquire interests in investments that are attractive to the Company.  The Company may be required to invest otherwise than in accordance with its Investment Policy and strategy in order to meet its investment objectives. If the Company is required to invest other than in accordance with its Investment Policy and strategy, its ability to achieve its desired rates of return on its investments may be adversely affected.

Inability to dispose of illiquid securities

There is a possibility that the Company will be unable to dispose of illiquid securities held in its portfolio and if the Company is unable to dispose of some or all of its investments at the appropriate time, a return on such investment may not be realized.

Due diligence

The due diligence process undertaken by the Company in connection with investments that it makes or wishes to make may not reveal all relevant facts in connection with an investment.  Before making investments, the Company will conduct due diligence investigations that it deems reasonable and appropriate based on the facts and circumstances applicable to each investment.  The due diligence investigations that are carried out with respect to any investment opportunity may not reveal or highlight all relevant facts that may be necessary or helpful in evaluating such investment opportunity.  Moreover, such an investigation will not necessarily result in the investment being successful.

Mineral property exploration and mining

The business of mineral deposit exploration and extraction involves a high degree of risk.  Few properties that are explored ultimately become producing mines. At present, none of the Company’s properties has a known commercial ore deposit. The main operating risks include: securing adequate funding to maintain and advance exploration properties; ensuring ownership of and access to mineral properties by confirmation that option agreements, claims and leases are in good standing; and obtaining permits for drilling and other exploration activities.

If the Company does not satisfactorily complete its contribution requirements to any joint ventures it may be a party to, the Company’s interest in a joint venture can be diluted to a point where all interest in the joint venture is forfeited.

Joint venture funding

The Company’s strategy includes seeking partners through joint ventures to fund exploration and project development. The main risk of this strategy is that funding partners may not be able to raise sufficient capital in order to satisfy exploration and other expenditure terms in a particular joint venture agreement. As a result, exploration and development of one or more of the Company’s property interests may be delayed depending on whether the Company can find another partner or has enough capital resources to fund the exploration and development on its own.

Commodity price

The Company is exposed to commodity price risk. Declines in the market price of gold, base metals and other minerals may adversely affect the Company’s ability to raise capital or attract joint venture partners in order to fund its ongoing operations. Commodity price declines could also reduce the amount the Company would receive on the disposition of one of its mineral properties to a third party.

Financing and share price fluctuation

The Company has no source of operating cash flow and has no assurance that additional funding will be available to it when needed for further exploration and development of its projects. Further exploration and development of one or more of the Company’s projects may be dependent upon the Company’s ability to obtain financing through equity or debt financing or other means. Failure to obtain this financing could result in delay or indefinite postponement of further exploration and development of its projects which could result in the loss of one or more of its properties.

Securities markets have at times in the past experienced a high degree of price and volume volatility, and the market price of securities of many companies, particularly those considered to be exploration stage companies such as the Company, have experienced wide fluctuations in share prices which have not necessarily been related to their operating performance, underlying asset values or prospects. There can be no assurance that these kinds of share price fluctuations will not occur in the future, and if they do occur, how severe the impact may be on the Company’s ability to raise additional funds through equity issues or the value of the Company’s available-for-sale investments and corresponding effect on the Company’s financial position.

Political, regulatory and currency

The Company’s mineral property interests are located in emerging nations.  Properties in emerging nations may be subject to a higher level of risk compared to developed countries. Operations, the status of mineral property rights, title to the properties and the recoverability of amounts shown for mineral properties in emerging nations can be affected by changing economic, regulatory and political situations. The Company’s equity financings are sourced in Canadian dollars but for the most part it incurs its exploration and care and maintenance expenditures in US dollars, Guatemalan quetzals, Nicaraguan córdobas, and Mexican pesos. At this time there are no currency hedges in place.  Therefore a weakening of the Canadian dollar against the US dollar, Guatemalan quetzal, Nicaraguan córdoba, or Mexican peso could have an adverse impact on the amount of exploration conducted.

Insurance

In the course of exploration, development and production of mineral properties, the Company is subject to a number of hazards and risks in general, including adverse environmental conditions, operational accidents, labor disputes, unusual or unexpected geological conditions, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, and earthquakes.  Such occurrences could result in damage to the Company’s properties or facilities and equipment, personal injury or death, environmental damage to properties of the Company or others, delays, monetary losses and possible legal liability.

Although the Company may maintain insurance to protect against certain risks in such amounts as it considers reasonable, its insurance may not cover all the potential risks associated with its operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums or for other reasons. Should such liabilities arise, they could reduce or eliminate future profitability and result in increased costs, have a material adverse effect on the Company’s results and a decline in the value of the securities of the Company.

Environmental and social

The activities of the Company are subject to environmental regulations issued and enforced by government agencies. Environmental legislation is evolving in a manner that will require stricter standards and enforcement and involve increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees.  There can be no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations.  Environmental hazards may exist on properties in which the Company holds interests which are unknown to the Company at present. Social risks are fairly significant in some of the Company’s areas of operations. Violence, kidnapping, theft and other criminal activities could disrupt supply chains and discourage qualified individuals from being involved with the Company's operations.

Mineral Properties Expenditure Detail (see following pages)

Mineral Properties Expenditure Detail

RADIUS GOLD INC.
INTERIM CONSOLIDATED SCHEDULE OF EXPLORATION EXPENDITURES
For the six months ended June 30, 2015
(Expressed in Canadian Dollars)

	USA		Guatemala		Nicaragua	Mexico
	General	Mineral	General	Mineral	General	General
	Exploration	Concessions	Exploration	Concessions	Exploration	Exploration	Total
Camp, food and supplies	$ -	$ 3,144	$ -	$ -	$ -	$ 730	$ 3,874
Environment	-	7,835	-	798	-	-	8,633
Exploration administration	198	-	4,154	4,034	866	2,938	12,190
Geochemistry	823	-	772	-	-	12,558	14,153
Geological consulting	525	-	14,192	-	-	100,743	115,460
Legal and accounting	-	-	2,445	-	318	3,850	6,613
Licenses, rights and taxes	-	12,676	-	-	-	-	12,676
Public relations	-	-	-	3,343	-	-	3,343
Rent and utilities	-	-	6,256	-	-	-	6,256
Salaries and wages	8,580	3,303	21,795	-	3,029	36,493	73,200
Travel and accommodation	513	1,224	2,125	-	-	56,602	60,464
	$ 10,639	$ 28,182	$ 51,739	$ 8,175	$ 4,213	$ 213,914	$ 316,862

RADIUS GOLD INC.
INTERIM CONSOLIDATED SCHEDULE OF EXPLORATION EXPENDITURES
For the six months ended June 30, 2014
(Expressed in Canadian Dollars)

	USA	Guatemala		Nicaragua	Mexico
	Mineral	General	Mineral	General	General
	Concessions	Exploration	Concessions	Exploration	Exploration	Total
Camp, food and supplies	$ 1,283	$ 2,416	$ -	$ -	$ -	$ 3,699
Environment	-	-	725	-	-	725
Exploration administration	268	3,386	303	305	2,096	6,358
Geochemistry	1,659	166	-	-	28,181	30,006
Geological consulting	68,532	22,549	-	-	51,228	142,309
Legal and accounting	-	3,495	1,241	1,161	3,977	9,874
Licenses, rights and taxes	-	-	1,437	-	-	1,437
Maintenance	-	1,614	-	-	-	1,614
Medical expenses	-	2,887	-	-	-	2,887
Public relations	-	167	-	-	-	167
Rent and utilities	-	6,838	3,448	704	-	10,990
Salaries and wages	43,243	12,768	-	2,559	-	58,570
Telephone and communications	1,848	-	-	-	192	2,040
Travel and accommodation	13,345	7,733	-	-	18,859	39,937
	$ 130,178	$ 64,019	$ 7,154	$ 4,729	$ 104,533	$ 310,613